Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address jgallant@graubard.com

October 16, 2013

VIA FEDERAL EXPRESS AND EDGAR

Russell Mancuso, Esq.
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Quartet Merger Corp.
Amendment No. 1 and 2 to Registration Statement on Form S-1
Filed October 3 and 7, 2013
File No. 333-191129

Dear Mr. Mancuso:

On behalf of Quartet Merger Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated October 11, 2013, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).  Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement.  We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to Brian Soares.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Securities and Exchange Commission

October 16, 2013

Fee Table

1.
Please revise to disclose the paragraph of Rule 457 pursuant to which you calculated your registration fee. See the Note in the Calculation of Registration Fee section of Form S-1. Also, please tell us the authority on which you relied to register a new security for sale without paying an additional fee.

Pursuant to Compliance and Disclosure Interpretations, Securities Act Rules, Q. 240.05 & 240.06, and paragraph (i) of Rule 457, when an issuer is registering units composed of common stock and warrants, the registration fee is based on the offer price of the units and the exercise price of the warrants. Applying the same principle to the Company’s units of common stock and rights, the registration fee will be based solely on the offer price of the units, because there is no exercise price for the rights. Accordingly, while in principle, the Company might need to pay an additional registration fee in order to register the rights in place of the Class B common stock, because there is no additional fee for either the Class B common stock or the rights, there is no change to the total registration fee payable. We have revised the notes to the fee calculation table to clarify the foregoing and to indicate that the fee previously paid applies only to the common stock.

Prospectus Cover

2.
We note your response to prior comment 1; however, it is unclear how the detailed information in small, dense text is consistent with the requirements of Rule 421. Refer to the guidance in Updated Staff Legal Bulletin No 7 (June 7, 1999), including sample comments 17, 18 and 21 at the end of that bulletin. Please submit a revised prospectus cover.

A revised prospectus cover, as such page will be printed, is attached herewith as Exhibit A as requested.

Prospectus Summary, Page 1

3.
Please expand your disclosure added in response to prior comment 4 to clarify the purpose in this offering of the dilutive rights. Currently, you merely compare your structure relative to other offerings rather than explain what you are seeking to achieve with the rights. For example, if you are concerned about dilution, it is unclear why you have included the rights as part of the offering.

Also, please provide us support for your disclosure that the rights eliminate the dilution in other similar offerings “to a large degree.” Since warrants can provide the registrant cash upon exercise and your rights do not, the basis for your disclosure is unclear.

We have revised the disclosure on pages 6 and 48 of the Registration Statement to further clarify the purpose of the structure of the units as requested.  Please note that the dilution previously referred to related solely to the number of shares of common stock that might have been issued had the units included warrants and we have clarified such point as well.

Securities and Exchange Commission

October 16, 2013

Private Placements, page 3

4.
Please expand your response to prior comments 6 and 8 to explain how the private placement discussed in your response constitutes a distribution, and explain how that distribution is a concurrent distribution with your public offering. Also show us your calculations of the restricted periods for the private placement. Cite all authority on which you rely. In your response, provide a clear analysis of whether you believe you are conducting two unregistered transactions or one; ensure that your response includes the number of times that you will close a transaction in which shares will be sold without registration.

With respect to the first portion of the Staff’s comment, we believe the private placement is not a “distribution” for the purposes of Regulation M.  Rule 100 of Regulation M defines a distribution as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.”  Pursuant to Securities Exchange Act Release No. 33924 (April 19, 1994) (the “Regulation M Concept Release”), the SEC has indicated that any of the following are generally indicative of special selling efforts and selling methods: providing greater than normal sales compensation arrangements pertaining to the distribution, delivering a sales document, such as a prospectus or market letters, and conducting road shows. In the case of the private placement, no such selling efforts or selling methods exist.  In fact, since the units being sold in the private placement are being purchased exclusively by insiders and the underwriter, there are essentially no selling efforts involved whatsoever.  Therefore, since the private placement is not a distribution, and Regulation M is not applicable thereto, there is no applicable restricted period.

Notwithstanding the foregoing, even if the private placement were arguendo deemed a distribution, and therefore a distribution that was consummated concurrently with the public offering, it would not violate Regulation M because:

●
As previously discussed in our letter dated October 3, 2013 in response to comment 8 of the Staff’s comment letter dated September 26, 2013, and as described in greater detail therein, according to the Staff’s guidance in Staff Legal Bulletin No. 9, Frequently Asked Questions About Regulation M (October 27, 1999, as revised) (the “Reg M FAQ”), the Staff does not believe “that solicitation activity qualifying for the Rule 101(b)(9) and Rule 102(b)(5) exceptions necessarily creates an impermissible inducement to purchase in a concurrent distribution. Therefore, absent additional factors, bona fide offers to sell or the solicitation of offers to buy the securities being distributed in one distribution would not be impermissible inducements with respect to a concurrent distribution;” and

Securities and Exchange Commission

October 16, 2013

●
As previously discussed in our letter dated October 3, 2013 in response to comment 6 of the Staff’s comment letter dated September 26, 2013, and as described in greater detail therein, the restricted period pursuant to Rule 100 of Regulation M begins “on the later of five business days prior to the determination of the offering price or such time that a person becomes a distribution participant, and ending upon such person’s completion of participation in the distribution.”  Since the purchasers in the private placement had committed to purchase the private units more than five business days prior to the determination of the offering price in the public offering, the purchases have been deemed to occur prior to the beginning of the restricted period.

Accordingly, even if there were deemed to be two distributions, the private placement would still be permissible under Regulation M.  Please also see our response to comment 18 herein.

With respect to the second part of the Staff’s comment, there is only one unregistered transaction1 presently contemplated, which may have up to two closings. The purchase of an aggregate of 542,500 private units at a price of $10.00 per unit ($5,425,000 in the aggregate) by the Company’s sponsors and underwriter will close simultaneously with the closing of the public offering, while the purchase of up to a maximum of 65,625 private units in connection with the exercise and close of a portion of the over-allotment option, will close simultaneously with a close of a portion of the over-allotment option.  It is not anticipated that EarlyBirdCapital, Inc. will seek to hold more than one closing with respect to the over-allotment option.

5.
Please provide us support for your statement regarding “hundreds of similar offerings” in the third paragraph of your response to prior comment 6. Include in your response reference to transactions in which the same security offered in a public offering was purchased in an unregistered transaction by the underwriter of the public offering at closings tied to the closing of the public offering.

With respect to the first portion of the Staff’s comment, almost every single similar blank check offering has a private placement of securities that is consummated simultaneously with the public offering.  As recent examples, we refer the Staff to the offerings most recently completed by similarly structured blank check companies (HF2 Financial Management Inc. (File No. 333-186264), MedWorth Acquisition Corp. (File Nos. 333-188706 and 333-189623), Capitol Acquisition Corp. II (File Nos. 333-187519 and 333-188503) and Hyde Park Acquisition Corp. II (File No. No. 333-174030)).  In many cases, the SEC has not commented on the private placements in these offerings.  However, as an example, we refer the Staff to the initial public offering for HF2 Financial Management Inc. in which, under similar circumstances, the Staff raised similar Regulation M issues with respect to the private placements associated with that public offering (specifically we refer the Staff to the Correspondence filed on March 20, 2013).  In such offering, the Staff declined to make further comments on the issue and the offering went effective as contemplated with the private placement being consummated simultaneously with the public offering.

1 EarlyBirdCapital, Inc. (and/or its designees) also has a separate option to purchase up to a total of 420,000 units exercisable at $11.75 per unit (or an aggregate purchase price of $4,935,000) for a purchase price of $100, which is disclosed throughout the Registration Statement.

Securities and Exchange Commission

October 16, 2013

With respect to the second portion of the Staff’s comment, we refer the Staff to the initial public offerings of Trio Merger Corp. (File Nos. 333-172836 and 333-175040), Andina Acquisition Corporation (File No. 333-178061), China VantagePoint Acquisition Company (File No. 333-170006), Universal Business Payment Solutions Acquisition Corporation (File No. 333-171359), L&L Acquisition Corp. (File No. 333-168949) and Chart Acquisition Corp. (File No. 333-177280) which had a similar structure and, like the present offering, had private placements offerings in which the same security offered in a public offering was purchased in an unregistered transaction by the underwriter of the public offering at a closing tied to the closing of the public offering.

Limited Payments to Insiders, page 9

6.
We note your revisions in response to prior comment 9; however, your disclosure in the second full paragraph on page 66 and first full sentence on page 77 still indicate that there is no limit on the amount of out-of-pocket expenses reimbursable by you. Please revise.

We have revised the disclosure on pages 66 and 77 of the Registration Statement as requested.

If we determine to change our acquisition criteria . . ., page 17

7.	Refer to your response to prior comment 11:

●	Please revise this risk factor to explain the risk of liability under the federal securities laws if you elect to deviate from the terms that you disclose in this prospectus.

●	If your reference to “third parties” means your affiliates, please revise to clarify.

●	Please highlight in this risk factor the material terms that could be amended without shareholder approval.

With respect to the first bullet point of the Staff’s comment, we have provided this information in a separate risk factor on page 17 of the Registration Statement.  With respect to the second and third bullet points of the Staff’s comment, we have revised the above-referenced risk factor as requested.

Securities and Exchange Commission

October 16, 2013

We may not be required to obtain an opinion from an independent..., page 29

8.	Given the last sentence in this risk factor, please clearly address in your disclosure the potential conflict as noted in comment 35 of our letter to you dated August 29, 2013.

We have revised the disclosure on page 29 of the Registration Statement as requested.

Use of Proceeds, page 34

9.	Please expand your response to prior comment 10 to address your assets if the over-allotment option is not exercised.

If the over-allotment option is not exercised, the Company will sell 8,400,000 units.  As indicated in the “Use of Proceeds” section of the Registration Statement, this will result in $85,645,000 being placed in trust.  If approximately 94.2% of the shares sold in the offering seek conversion at the conversion price of approximately $10.20 per share, this would result in the Company having $5,000,006 remaining.

Quantitative and Qualitative Disclosures about Market Risk, page 45

10.	Please revise this section consistent with your response to prior comment 21.

We have revised the disclosure on page 45 of the Registration Statement as requested.

Sources of Target Business, page 49

11.
Your response to prior comment 22 appears to focus on a conflict with a fiduciary duty; however, the comment addressed the conflict that the underwriter appears to have when providing services to you under the agreement now filed as exhibit 1.2. It appears that the underwriter has an incentive to ensure that a transaction occurs in order to receive its 3.75%, to ensure that its rights do become worthless, and to preserve the value of its equity. It appears that these incentives could affect the services provided under the agreement relative to the services provided by someone that does not have such incentives. Please add risk factor disclosure as appropriate.

We have revised the disclosure on page 28 of the Registration Statement to include the risk factor as requested.

Securities and Exchange Commission

October 16, 2013

Principal Stockholders, page 72

12.
Please demonstrate how your response to prior comment 26 reflects the definition of “equity securities” under Rule 405. It remains unclear whether you have provided all disclosure required by Regulation S-K Item 403(b) if you do not include disclosure regarding management’s ownership of rights.

The rights are “equity securities” as defined under Rule 405 of the Securities Act of 1933, as amended. Under Item 403(b) of Regulation S-K, disclosure is required with respect to each class of equity securities beneficially owned by management, where beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Rule 13d-3(d)(1) provides that beneficial ownership shall only result if the holder has the right to acquire such securities within 60 days.  While we continue to believe that this results in the rights not being required to be included in the table (since they are non-voting and relate solely to the underlying common stock), we have nevertheless revised page 72 of the Registration Statement to include the number of rights that will be held by management as requested.

Rights, page 79

13.
Please note that prior comment 29 related to conversion in connection with amendment of your charter; however, your response and disclosure address conversion in connection with a business combination. Please clarify.

We have revised the disclosure on page 79 of the Registration Statement to clarify that such provision also relates to an amendment of the Company’s amended and restated certificate of incorporation as requested.

14.
We note your disclosure that there are no contractual penalties for failure to deliver securities to the holders of the rights. We also note that exhibit 5.1 does not opine on whether specific performance is available. With a view toward appropriate disclosure, including risk factors, please tell us what remedies are available to investors if you do not deliver the shares.

The above-referenced disclosure was provided from an accounting perspective because if the Company were required to net cash settle the rights or if contractual penalties were included, the rights would need to be classified as liabilities on the Company’s balance sheet.  However, if the Company failed to deliver the shares to the holders of the rights, such holders could bring an action for specific performance against the Company to force it to issue such securities, or alternatively, bring an action to enjoin the Company from consummating the business combination unless such securities were issued.  As such, we respectfully do not believe any risk factor disclosure is necessary.

Securities and Exchange Commission

October 16, 2013

15.	Please tell us which exhibit includes the provision in the third sentence of this section.

Section 3.4 of Exhibit 4.5 contains the above-referenced provision.

Underwriting, page 83

16.
Please provide your analysis of why you believe this transaction is properly characterized as involving a firm commitment underwriting given that the third paragraph of exhibit 10.7 appears to indicate that the underwriter can determine that additional units must be purchased in an unregistered transaction based on “market conditions.” Include in your response an explanation of why market conditions or an inability to market the registered offering will have an effect on or otherwise release the underwriters from their purchase obligations.

When the underwriting agreement is signed, the underwriters will be obligated to purchase from the Company the units being sold in the public offering.  The number of sponsor units that the insiders and the representative of the underwriters will be required to purchase pursuant to the letter agreement filed as Exhibit 10.7 will already have been determined prior to the execution of the underwriting agreement, and that number will be inserted in Section 1.4.2 of the underwriting agreement.  Once the underwriting agreement is signed, market conditions or an inability to market the transaction will have no effect on or otherwise release the underwriters from their purchase obligations, except that pursuant to Section 9.2 of the underwriting agreement, the representative of the underwriters will have customary rights to terminate the underwriting agreement upon the occurrence of certain material adverse changes or events affecting the markets.  These termination rights are consistent with a firm commitment underwriting as described in the Staff’s no-action letter to The First Boston Corporation (September 3, 1985) because they are triggered by material adverse events outside the control of the issuer or the underwriters, not merely the inability to market the securities.  Accordingly, we respectfully believe that this transaction is properly characterized as involving a firm commitment underwriting.

Securities and Exchange Commission

October 16, 2013

17.
Please provide us your analysis of how the obligation to “contribute back” securities as mentioned in the first paragraph on page 3 of exhibit 10.7 does not constitute an impermissible “tie-in” agreement in violation of Regulation M and Section 10(b) and Rule 10b-5 under the Exchange Act. Also provide your analysis of whether the obligation to “contribute back” affects whether the securities have come to rest and whether the distribution is continuing for purposes of Regulation M.

As described in Staff Legal Bulletin No. 10 (August 25, 2000) (“SLAB No. 10”), an impermissible “tie-in” agreement exists when an underwriter requires its customers to agree to buy additional shares in the aftermarket as a condition to being allocated shares in the distribution.  The Staff explained in SLAB No. 10 that:

“Solicitations and tie-in agreements for aftermarket purchases are manipulative because they undermine the integrity of the market as an independent pricing mechanism for the offered security. Solicitations for aftermarket purchases give purchasers in the offering the impression that there is a scarcity of the offered securities. This can stimulate demand and support the pricing of the offering. Moreover, traders in the aftermarket will not know that the aftermarket demand, which may appear to validate the offering price, has been stimulated by the distribution participants. Underwriters have an incentive to artificially influence aftermarket activity because they have underwritten the risk of the offering, and a poor aftermarket performance could result in reputational and subsequent financial loss.”

The Contribution Obligation is not an obligation on the part of the insiders to make any purchases in the aftermarket.  The purpose of the Contribution Obligation is to require the insiders, at the time of the Company’s initial business combination, to contribute back to the Company a portion of their insider shares or insider units in the event that the target business in such transaction requires such a concession on behalf of the insiders – it is wholly unrelated to the arrangements with the underwriters in this offering.  Furthermore, the Contribution Obligation would neither give the impression that there is scarcity for the units being offered in the Company’s initial public offering nor stimulate demand or support for the pricing of the Company’s initial public offering.  Accordingly, we respectfully do not believe the Contribution Obligation constitutes an impermissible “tie-in” agreement in violation of Regulation M and Section 10(b) and Rule 10b-5 under the Securities Exchange Act of 1934, as amended.

In addition, the Contribution Obligation does not affect whether the securities have come to rest or whether the distribution is continuing for purposes of Regulation M.  The public units will come to rest when distributed in the Company’s initial public offering.  The Contribution Obligation is solely with respect to the insider shares and insider warrants, not the public units which are the subject of the distribution in the Company’s initial public offering.  In addition, as noted above, the Contribution Obligation only would be triggered if, and when, an agreement for the Company’s initial business combination requires such a contribution.  This by definition will not be known at the time of the Company’s initial public offering because the Company will not have even identified a business combination target.  Accordingly, the Contribution Obligation would not extend the distribution of the public units in the Company’s initial public offering.

Securities and Exchange Commission

October 16, 2013

18.
Please substantially expand your response to prior comment 8 to provide a detailed explanation of whether and how the unregistered transaction will have an effect on the market price of the securities being offered in the registered transaction. See the last sentence of prior comment 8. Also include in your response the effect on your analysis under Regulation M and Sections 9(a)(2) and 10(b) of the Exchange Act of (1) the underwriter’s ability to decide whether to engage in the registered transaction, which registered transaction appears to be tied to the underwriter’s obligation to purchase securities in the unregistered transaction, and (2) the underwriter’s ability to determine whether the over-allotment option is exercised in the registered transaction and thus affect the size of the unregistered transaction in which the underwriter is participating.

We do not believe that the private placements will have an effect on the market price or have any effect or influence on the trading volume of the securities being offered in the public offering.  While it is generally true that the private placements may affect public stockholders’ decision to buy, hold or sell their common shares, and/or otherwise facilitate the public offering, that does not mean, in and of itself, that the private placements violate Regulation M.  As stated in SEC Release 34-38067 (December 20, 1996) (the “Regulation M Adopting Release”), “Regulation M proscribes certain activities that offering participants could use to manipulate the price of an offered security.” Regulation M is intended to proscribe the types of market abuses that are not present in this private placement and public offering.  Regulation M is not intended to proscribe private placements to insiders absent manipulative intent simply because such purchases may have the indirect effect of soliciting interest in the offering.

In the Regulation M Adopting Release, the SEC provided in footnote 95 that “Regulation M does not preclude affiliates of an issuer (e.g., officers or directors) from purchasing securities in the offering.”  Further, the Reg M FAQ clarifies “that affiliated purchasers of an issuer, a selling security holder, or of a distribution participant may purchase in the distribution, provided that the securities are acquired for investment purposes,” even though these purchases could otherwise be deemed to directly effect the market price of the public securities being offered in the distribution.  The Reg M FAQ further goes on to state that “disclosure in the registration statement may be necessary, if information regarding such purchases would be material to investors’ decision to buy in the offering.”

Since insiders and distribution participants, in this case the underwriter, are expressly allowed, both by the Commission in the Regulation M Adopting Release and by the Staff in the Reg M FAQ, to purchase shares directly in the offering itself, a fortiori, the insiders and distribution participants are permitted to participate by purchasing securities in fully disclosed private placements that are consummated simultaneously with the public offerings.  The Commission and the Staff have, through the Regulation M Adopting Release and Reg M FAQ, respectively, explicitly permitted insider purchases, even during the restricted period, as not being the types of abuses that Regulation M is intended to protect against. Further, the purchases by the insiders in the private placements, which are disclosed in multiple places throughout the Registration Statement, are clearly being acquired for investment purposes, as evidenced by the lock-up restrictions (for instance, the private units purchased by the Company’s sponsors and underwriter may not be sold, transferred, assigned, pledged or hypothecated for a one-year period following the date of the prospectus) and the acknowledgement of the parties themselves.  In addition, Rule 101(b)(8) of Regulation M provides an exception for “purchases of securities from an issuer…in connection with a distribution, that are not effected on a securities exchange, or through an inter-dealer quotation system or electronic communications network.”  For these reasons, we believe the private placements do not violate Regulation M.

Securities and Exchange Commission

October 16, 2013

With respect to the first part of the second component of the Staff’s comment, we respectfully submit that the underwriters will not have the ability to decide whether to engage in the registered transaction.  As is more expressly stated in the response to comment 16 herein, once the underwriting agreement is executed, the underwriters will be obligated to purchase the units being sold in the public offering.  For the same reason, we do not believe that there is any potential violation of Section 9(a)(2) or 10(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

With respect to second part of the second component of the Staff’s comment, we respectfully submit that the private placements are not “distributions” as defined by Regulation M, as more fully explained in responses to comments 4 and 5 herein.  Furthermore, underwriters in public offerings are never required to close on over-allotments granted in firm commitment underwritten offerings.  The underwriter in this offering may determine to exercise its over-allotment option for a variety of reasons unrelated to the private placement.  If the over-allotment option is exercised, the underwriter will be obligated to purchase their proportionate share of the up-to 65,625 private units that will be issued for the sole purpose of grossing up the amount held in the trust account to the required per share amount.  Whether the over-allotment is exercised or not does not impact the market price of the securities, it only impacts the number of units sold.  We do not believe that the underwriter’s ability to determine whether the over-allotment option is exercised in the registered transaction and this affect the size of the private placement is in violation of Section 9(a)(2) or 10(b) of the Exchange Act because (i) this ability will not create actual or apparent active trading in the public security, nor will it affect the price of the public securities; and (ii) it is not a “manipulative or deceptive device” as it is fully disclosed in the Registration Statement.

Exhibits

19.	Please tell us how exhibits 1.1 and 1.2 reflect the waiver from the underwriter mentioned in the second sentence on page 56.

We have revised Exhibits 1.1 and 1.2 to include the waiver from the underwriters that is mentioned in the second sentence on page 56 of the Registration Statement.  We have filed such revised Exhibits 1.1 and 1.2 with Amendment No. 3.

Securities and Exchange Commission

October 16, 2013

Exhibit 1.1

20.	Please file Exhibit A.

We have revised Exhibit 1.1 to remove the reference to Exhibit A as such reference was mistakenly included.  We have filed such revised Exhibit 1.1 with Amendment No. 3.

Exhibit 3.4

21.
Please tell us how this exhibit and exhibit 10.2 provide for conversion of the public shares into a portion of the trust account in connection with a vote to amend this exhibit as you disclose on page 57.

We have revised Article Sixth of Exhibit 3.4 to properly provide for conversion of the public shares into a portion of the trust account in connection with a vote to amend such exhibit as disclosed in the Registration Statement.  We have filed such revised Exhibit 3.4 with Amendment No. 3.

22.
Refer to section D of the sixth article. Please tell us how your reference to “at least” $5 million is consistent with the “in excess of” language in Rule 3a51-1. In this regard, please tell us how this section clarifies whether the $5 million is measured before or after the 3.75% payment mentioned in section 1(b) of exhibit 1.2.

With respect to the first part of the Staff’s comment, we have revised paragraph D of Article Sixth to clarify that the Company will not consummate any business combination unless it has net tangible assets of at least $5,000,001 upon consummation of such business combination to be consistent with the language in Rule 3a51-1.  We have filed such revised Exhibit 3.4 with Amendment No. 3.

With respect to the second part of the Staff’s comment, as indicated in Section 1(b) of Exhibit 1.2, the 3.75% fee payable to EarlyBirdCapital, Inc. is payable by wire transfer directly from the Company’s trust account at the closing of the business combination.  Accordingly, because the requirement is to have $5,000,001 upon consummation of such business combination, the test necessarily has to take into account the payment of such fee which is to be made at the closing.

Securities and Exchange Commission

October 16, 2013

23.	Refer to section E of the sixth article.

●	Given that the Termination Date is determined by reference to the “later date,” it appears that the trust liquidation will occur after 24 months, not 18 months. Please revise or advise.

●
The last sentence of the section appears to indicate that the amount per share to be paid from the trust is determined by dividing the amount in the trust by all outstanding common shares, rather than merely the shares sold in this registered offering outstanding at the time. Please reconcile with your disclosure in the last paragraph on page 12 and similar disclosure throughout your prospectus.

With respect to the first bullet point of the Staff’s comment, we have revised paragraph E of Article Sixth to remove the above-referenced language so that the trust liquidation will occur on either the 18 or 24 month periods as indicated in the Registration Statement.  With respect to the second bullet point of the Staff’s comment, we have revised paragraph E of Article Sixth to clarify that the amount per share to be paid from the trust is determined by dividing the amount in the trust by the number of shares sold in this registered offering outstanding at the time.  We have filed such revised Exhibit 3.4 with Amendment No. 3.

24.	Please tell us why the indemnification exception for your CEO mentioned on page 71 is included only in article eighth A given the language in article eighth B.

We have revised Exhibit 3.4 so that the indemnification exception for the Company’s Chief Executive Officer mentioned on page 71 of the Registration Statement applies to both paragraphs A and B of Article Eighth.  We have filed such revised Exhibit 3.4 with Amendment No. 3.

Exhibit 5.1

25.
Refer to the paragraph numbered “2” in this exhibit. Please tell us why and how the rights must be “authenticated.” Also tell us why you believe this condition in the opinion is necessary and appropriate.

We have revised the legal opinion to remove the above-referenced language regarding authentication as the rights need not be authenticated and therefore such language is not necessary.  We have filed such revised exhibit 5.1 with Amendment No. 3.

*   *   *   *  *

Securities and Exchange Commission

October 16, 2013

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

JMG/kab
Enclosures

cc:           Mr. Eric S. Rosenfeld

Exhibit A

Revised Prospectus Cover

SUBJECT TO COMPLETION, DATED OCTOBER 16, 2013	PRELIMINARY PROSPECTUS

$84,000,000

Quartet Merger Corp.

8,400,000 Units

Quartet Merger Corp. is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, which we refer to throughout this prospectus as our initial business combination, with one or more businesses or entities, which we refer to throughout this prospectus as a target business. Our efforts to identify a target business will not be limited to a particular industry or geographic region.

This is an initial public offering of our securities. Each unit that we are offering has a price of $10.00 and consists of one share of common stock and one right to receive one-tenth (1/10) of a share of common stock automatically on the consummation of an initial business combination. We refer to these rights as “rights” or the “public rights.” If we are unable to consummate a business combination within 18 months from the closing of this offering, or 24 months from the closing of this offering if we have entered into a definitive agreement with a target business for a business combination within 18 months from the closing of this offering and such business combination has not yet been consummated within such 18-month period, we will redeem 100% of the public shares using the funds in the trust account described below. In such event, the public rights will expire and be worthless. We have also granted EarlyBirdCapital, Inc., the representative of the underwriters, a 45-day option to purchase up to 1,260,000 units (over and above the 8,400,000 units referred to above) solely to cover over-allotments, if any.

Our sponsors and EarlyBirdCapital, Inc., or EarlyBirdCapital, (and/or its designees) have committed to purchase from us an aggregate of 542,500 units (507,500 units by our sponsors and 35,000 units by EarlyBirdCapital), or “private units,” at $10.00 per unit (for a total purchase price of $5,425,000). These purchases will take place on a private placement basis simultaneously with the consummation of this offering. Our sponsors and EarlyBirdCapital have also agreed that if the over-allotment option is exercised by the underwriters in full or in part, they will purchase from us at a price of $10.00 per unit the number of private units (up to a maximum of 65,625 private units) that is necessary to maintain in the trust account an amount equal to approximately $10.20 per share of common stock sold to the public in this offering. These additional private units will be purchased in a private placement that will occur simultaneously with the purchase of units resulting from the exercise of the over-allotment option. All of the proceeds we receive from these purchases will be placed in the trust account described below.

There is presently no public market for our units, shares of common stock or public rights. We intend to apply to have our units listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “QTETU” on or promptly after the date of this prospectus. We cannot guarantee that our securities will be approved for listing on Nasdaq. Once the securities comprising the units begin separate trading as described in this prospectus, the common stock and public rights will be traded on Nasdaq under the symbols “QTET” and “QTETR,” respectively. We cannot assure you that our securities will continue to be listed on Nasdaq after this offering.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and will therefore be subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 16 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds, Before Expenses, to us
Per Unit	$10.00	$0.325	$9.675
Total	$84,000,000	$2,730,000	$81,270,000

(1)	Please see the section titled “Underwriting” for further information relating to the underwriting arrangements agreed to between us and the underwriters in this offering.

Upon consummation of the offering, approximately $10.20 per unit sold to the public in this offering (whether or not the over-allotment option has been exercised in full or part) will be deposited into a United States-based trust account at JP Morgan Chase Bank, N.A., maintained by Continental Stock Transfer & Trust Company, acting as trustee. Except as described in this prospectus, these funds will not be released to us until the earlier of the completion of our initial business combination and our redemption of the shares of common stock sold in this offering upon our failure to consummate a business combination within the required period.

The underwriters are offering the units on a firm commitment basis. EarlyBirdCapital, acting as the representative of the underwriters, expects to deliver the units to purchasers on or about ____________, 2013.

EarlyBirdCapital, Inc.

   _____________, 2013